EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2000	2001	2002	2003	2004
FIXED CHARGES
Interest on First Mortgage Bonds	$56,003	$48,441	$43,743	$30,746	$21,885
Interest on Other Long-term Debt	59,559	61,045	67,212	81,452	74,426
Interest on Short-term Debt	8,847	10,722	4,890	590	1,820
Miscellaneous Interest Charges	26,284	4,285	6,453	7,732	8,916
Estimated Interest Element in Lease Rentals	6,300	5,800	4,500	3,200	3,500
Total Fixed Charges	$156,993	$130,293	$126,798	$123,720	$110,547

EARNINGS
Income Before Extraordinary Item and Cumulative Effect of Accounting Change	$64,906	$161,818	$205,492	$202,783	$153,115
Plus Federal Income Taxes	117,872	81,934	100,974	103,492	74,912
Plus State Income Taxes	15,307	14,789	9,952	1,728	10,198
Plus Fixed Charges (as above)	156,993	130,293	126,798	123,720	110,547
Total Earnings	$355,078	$388,834	$443,216	$431,723	$348,772

Ratio of Earnings to Fixed Charges	2.26	2.98	3.49	3.48	3.15